[Letterhead of Old Dominion Freight Line, Inc.]

March 16, 2006

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Old Dominion Freight Line, Inc. – Annual Report on Form 10-K

Ladies and Gentlemen:

We have submitted for filing pursuant to the Securities Exchange Act of 1934, as amended, the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The financial statements in the Form 10-K reflect a change in accounting principle related to tires on equipment made in accordance with APB No. 20, Accounting Changes.

If you have any questions regarding the foregoing, kindly contact the undersigned at 336.822.5302.

Sincerely,

/s/ John P. Booker, III
John P. Booker, III
Vice President – Controller